Exhibit 12.1

AmTrust Financial Services, Inc.

Computation of Ratio of Earnings to Fixed Charges

(Amounts in Thousands)

	June 30, 2013	June 30, 2012	2012	2011	2010	2009	2008
Earnings
Pretax income from continuing operations before adjustment for income or loss from equity investees	$153,427	$96,911	$218,069	$207,924	$166,292	$131,514	$104,486
Fixed charges	14,969	14,085	28,508	16,709	12,902	16,884	18,277
Company share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges	—	—	—	—	(1,288)	(822)	(991)

	$168,396	$110,996	$246,577	$224,633	$177,906	$147,576	$121,772
Less:
Interest capitalized	$—	$—	$—	$—	$—	$—	$—
Non-controlling interest in pre-tax income (loss) of subsidiaries that have not incurred fixed charges	(877)	416	6,873	20,730	5,109	—	(2,900)

	$(877)	$416	$6,873	$20,730	$5,109	$—	$(2,900)

Total Earnings	$169,273	$110,580	$239,704	$203,903	$172,797	$147,576	$124,672

Fixed Charges:
Interest expensed and capitalized, and amortized premiums, discounts and capitalized expenses related to indebtedness	14,969	14,085	28,508	16,709	12,902	16,884	18,277
Expense of the interest within rental expense (1)	—	—	—	—	—	—	—

	$14,969	$14,085	$28,508	$16,709	$12,902	$16,884	$18,277

Ratio of Earnings to Fixed Charges	11.3	7.9	8.4	12.2	13.4	8.7	6.8

(1)	Deemed to be immaterial